March 29, 2019

Hu Xiaoming
Chief Executive Officer
Kandi Technologies Group, Inc.
Jinhua City Industrial Zone
Jinhua, Zhejiang Province
People's Republice of China
Post Code 321016

       Re: Kandi Technologies Group, Inc.
           Form S-3 filed March 25, 2019
           File No. 333-230495

Dear Mr. Xiaoming:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Amy Geddes at 202-551-3304 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Transportation and Leisure